Exhibit 99.1

Corporación América Airports S.A. starts 2018 with solid traffic growth

Total passenger traffic up 6.8% and 6.4% in January and February 2018, respectively

Passenger traffic for full year 2017 up 6.7% driven by record performance in Argentina

Luxembourg, March 15, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 6.8% in January 2018, 6.4% in February 2018, and 6.7% for the full year 2017.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights

Statistics	Jan’18	Jan’17	% Var	Feb’18	Feb’17	% Var	FY17	FY16	% Var
Domestic Passengers (thousands)	3,661.0	3,556.1	2.9%	3,264.2	3,144.3	3.8%	41,305.8	37,914.4	8.9%
International Passengers (thousands)	2,362.7	2,185.4	8.1%	2,077.4	1,979.4	4.9%	26,898.8	24,601.2	9.3%
Transit Passengers (thousands)	897.0	737.0	21.7%	707.7	562.1	25.9%	8,407.8	9,302.9	-9.6%
Total Passengers (thousands)	6,920.8	6,478.5	6.8%	6,049.3	5,685.8	6.4%	76,612.4	71,818.4	6.7%
Cargo Volume (thousand tons)	31.7	26.2	21.0%	30.3	27.6	9.7%	389.8	360.5	8.1%
Total Aircraft Movements (thousands)	74.6	71.6	4.2%	64.9	62.9	3.2%	851.3	836.6	1.8%

Passenger Traffic Overview

Total passenger traffic in January 2018 increased by 6.8% compared to the same period of 2017, primarily reflecting growth of 11.3% in Argentina and 5.6% in Uruguay. In February 2018, total traffic increased by 6.3% compared to the same period of 2017 primarily reflecting growth of 9.1% in Argentina and 7.5% in Uruguay.

During 2017, total passenger traffic increased 6.7% compared to 2016, mainly driven by traffic growth of 14.3% in Argentina, along with increases of 11.7% in Uruguay and 20.6% in Armenia.

The strong performance in Argentina, the Company’s main business segment, resulted from the incorporation of new routes, a large number of flights to existing destinations and the entrance of low cost airlines, contributing to increase connectivity throughout the country as well as to international destinations. At Ezeiza airport, Level started five weekly flights to Barcelona, Azul launched 14 weekly flights to several Brazilian destinations and United opened a daily flight to New York. At Aeroparque airport, Amaszonas started 40 weekly flights to neighboring countries Paraguay and Uruguay, and Avianca added more than 30 flights to Florianópolis, in Brazil, and domestic destinations Mar del Plata and Rosario, in Argentina.

CAAP also reported increased activity at airports located in different provinces of Argentina. For instance, Córdoba airport, in the center of the country, became an increasingly relevant domestic hub, incorporating two new airlines during 2017: Air Europa and Amaszonas. This airport also added additional flights to many of its already established domestic routes. Furthermore, operating from Mendoza airport, Sky, Gol and Latam inaugurated new flights to Chile, Brazil and Peru, respectively. Moreover, Latam opened five weekly international routes from Neuquén airport to Santiago, Chile. Top domestic carriers Aerolíneas Argentinas and Latam also added new flights to many of their existing domestic routes.

In 2018, Norwegian started four weekly direct flights to London. Additionally, operating from Mendoza airport, Copa opened daily flights to Panama. Furthermore, the low-cost carrier Flybondi started operating in February, serving several domestic destinations, with some flights operated from El Palomar airport. This is the 34th airport in the AA2000 concession, added to serve low-cost carriers airlines and increase capacity in the Buenos Aires area.

In Brazil, passenger traffic at Brasilia airport increased by 4% each January and February 2018, showing signs of consistent recovery from last year’s passenger drop as a result of the economic crisis. In addition, the airport added new routes during 2018. In January, Latam opened a new international route to Punta Cana with two weekly fights and Gol has started to sell tickets for daily flights to Orlando and Miami with the new Boing 737 Max, with flights beginning in November 2018. Furthermore, both Gol and Latam added domestic routes to Santarém, Ilhéus and Aracajú.

In Ecuador, passenger traffic returned to historical levels, after posting a significant increase in January 2017.

Cargo Volume and Aircraft Movements

CAAP also reported strong cargo volume, up 8.1% in 2017, and increasing 21.0% and 9.7% in January and February 2018, respectively. Argentina was the main contributor to cargo volume growth – with increases of 28.0% in 2017 and 23.5% in the first two months of 2018, followed by significant growths in Brazil and Italy during these periods and positive contributions from the majority of the Company’s business segments.

Aircraft movements increased by 1.8% in 2017, followed by increases of 4.2% and 3.2% in January and February of 2018, respectively. Growth in the first two months of 2018 was mainly driven by Argentina, which increased by 8.7% during the period.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements

	Jan’18	Jan’17	% Var.	Feb’18	Feb’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,576	3,212	11.3%	3,209	2,942	9.1%	6,785	6,154	10.3%
Italy	447	438	2.1%	408	411	-0.7%	855	849	0.7%
Brazil	1,853	1,831	1.2%	1,479	1,437	2.9%	3,332	3,268	2.0%
Uruguay	259	245	5.6%	220	205	7.5%	479	450	6.4%
Ecuador	330	352	-6.2%	316	319	-0.8%	646	670	-3.6%
Armenia	189	173	9.1%	149	136	9.3%	338	309	9.2%
Peru	268	228	17.1%	267	235	13.6%	535	464	15.4%
TOTAL	6,921	6,478	6.8%	6,049	5,686	6.4%	12,970	12,164	6.6%

Cargo Volume (tons)
Argentina	19,644	15,323	28.2%	18,530	15,598	18.8%	38,174	30,921	23.5%
Italy	886	770	15.1%	842	788	6.8%	1,728	1,558	10.9%
Brazil	4,493	3,689	21.8%	4,252	4,019	5.8%	8,745	7,707	13.5%
Uruguay	2,019	1,977	2.1%	1,945	1,902	2.3%	3,964	3,879	2.2%
Ecuador	3,389	3,158	7.3%	3,224	3,329	-3.2%	6,613	6,487	2.0%
Armenia	892	938	-4.9%	1,117	1,619	-31.0%	2,009	2,557	-21.4%
Peru	387	359	7.8%	371	361	2.8%	759	720	5.3%
TOTAL	31,710	26,214	21.0%	30,281	27,615	9.7%	61,990	53,829	15.2%

Aircraft Movements
Argentina	39,185	35,788	9.5%	34,795	32,284	7.8%	73,980	68,072	8.7%
Italy	4,533	4,577	-1.0%	4,068	4,192	-3.0%	8,601	8,769	-1.9%
Brazil	15,753	16,042	-1.8%	13,576	13,681	-0.8%	29,329	29,723	-1.3%
Uruguay	4,535	4,369	3.8%	3,447	3,226	6.9%	7,982	7,595	5.1%
Ecuador	6,230	7,126	-12.6%	5,279	6,244	-15.5%	11,509	13,370	-13.9%
Armenia	1,739	1,568	10.9%	1,425	1,217	17.1%	3,164	2,785	13.6%
Peru	2,609	2,132	22.4%	2,279	2,009	13.4%	4,888	4,141	18.0%
TOTAL	74,584	71,602	4.2%	64,869	62,853	3.2%	139,453	134,455	3.7%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411